Mason Street Funds, Inc.
N-SAR Filing
March 31, 2004


Sub Item 77I-b:  Terms of new or amended securities


On November 17, 2003, the Mason Street Funds began offering a new C class of shares for the following funds: Mason Street Small Cap Growth Stock Fund, Mason Street Aggressive Growth Stock Fund, Mason Street Growth Stock Fund, Mason Street Asset Allocation Fund, Mason Street High Yield Bond Fund, Mason Street Select Bond Fund.


The following is a brief description of the new class which is included in the Prospectus for the Mason Street Funds. There is no initial sales charge. There is a 1% contingent deferred sales charge on redemptions made within 18 months of purchase. There is a 1.00% annual distribution (12b-1) and service fee. Dividends are generally lower than Class A shares due to higher annual expenses. The purchase maximum is $499,999. Class C shares automatically convert to Class A shares ten years after purchase.